UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2010

GRUPO AEROPORTUARIO DEL SURESTE, S.A.B. de C.V.

(SOUTHEAST AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Bosque de Alisos No. 47A– 4th Floor

Bosques de las Lomas

05120 México, D.F.

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F x	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	No x

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

Lic. Adolfo Castro (52) 55-5284-0408 acastro@asur.com.mx	Breakstone Group Susan Borinelli / Maura Gedid (646) 330-5907 (646) 452-2335 sborinelli@breakstone-group.com mgedid@breakstone-group.com

ASUR Announces Total Passenger Traffic for
January 2010 Down 4.6% Year over Year

Mexico City, February 5, 2010 - Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR) (ASUR), today announced that total passenger traffic for January 2010 decreased by 4.6% when compared to January 2009.

All figures in this announcement reflect comparisons between January 1 through January 31, 2010 and 2009. Transit and general aviation passengers are excluded.

Domestic
Airport	January 2009	January 2010	% Change
Cancún	237,047	245,306	3.5
Cozumel	4,975	3,802	(23.6)
Huatulco	28,553	27,607	(3.3)
Mérida	77,381	82,913	7.1
Minatitlán	10,822	9,733	(10.1)
Oaxaca	46,912	33,749	(28.1)
Tapachula	19,265	15,905	(17.4)
Veracruz	68,466	55,277	(19.3)
Villahermosa	62,820	53,243	(15.2)
Total Domestic	556,241	527,535	(5.2)

International
Airport	January 2009	January 2010	% Change
Cancún	952,314	908,644	(4.6)
Cozumel	35,643	35,444	(0.6)
Huatulco	15,612	15,691	0.5
Mérida	8,749	8,302	(5.1)
Minatitlán	322	422	31.1
Oaxaca	7,309	6,425	(12.1)
Tapachula	421	398	(5.5)
Veracruz	5,321	5,612	5.5
Villahermosa	4,169	4,140	(0.7)
Total International	1,029,860	985,078	(4.3)

ASUR	Page of 1of 2

Total
Airport	January 2009	January 2010	% Change
Cancún	1,189,361	1,153,950	(3.0)
Cozumel	40,618	39,246	(3.4)
Huatulco	44,165	43,298	(2.0)
Mérida	86,130	91,215	5.9
Minatitlán	11,144	10,155	(8.9)
Oaxaca	54,221	40,174	(25.9)
Tapachula	19,686	16,303	(17.2)
Veracruz	73,787	60,889	(17.5)
Villahermosa	66,989	57,383	(14.3)
ASUR Total	1,586,101	1,512,613	(4.6)

About ASUR:
Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a Mexican airport operator with concessions to operate, maintain and develop the airports of Cancun, Merida, Cozumel, Villahermosa, Oaxaca, Veracruz, Huatulco, Tapachula and Minatitlan in the southeast of Mexico. The Company is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares.

 - END -

ASUR	Page of 2 of 2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
By: /s/ ADOLFO CASTRO RIVAS
Adolfo Castro Rivas
Director of Finance

Date: February 5, 2010